UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                 SCHEDULE 13G/A
                                 (RULE 13D-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2

                               (AMENDMENT NO. 3)*




                              SEACOR Holdings Inc.
         --------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.01 per share
         --------------------------------------------------------------
                         (Title of Class of Securities)



                                    811904101
         --------------------------------------------------------------
                                  CUSIP Number


                                 March 20, 2007
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

           |_| Rule 13d-1(b)

           |X| Rule 13d-1(c)

           |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 811904101

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Nautilus Acquisition, L.P.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [X]

-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                                5     SOLE VOTING POWER

                                      0
   NUMBER OF            -------------------------------------------------------
     SHARES                     6     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                          684,361
      EACH              -------------------------------------------------------
   REPORTING                    7     SOLE DISPOSITIVE POWER
     PERSON
      WITH                            0
                        -------------------------------------------------------
                                8     SHARED DISPOSITIVE POWER

                                      684,361
-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         684,361
-------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [_]
-------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         2.9%

-------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------


                               Page 2 of 23 Pages

CUSIP No.: 811904101

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Nautilus Intermediary, L.P.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [X]

-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                                5     SOLE VOTING POWER

                                      0
   NUMBER OF            -------------------------------------------------------
     SHARES                     6     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                          684,361
      EACH              -------------------------------------------------------
   REPORTING                    7     SOLE DISPOSITIVE POWER
     PERSON
      WITH                            0
                        -------------------------------------------------------
                                8     SHARED DISPOSITIVE POWER

                                      684,361
-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         684,361
-------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [_]
-------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         2.9%

-------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------


                               Page 3 of 23 Pages

CUSIP No.: 811904101

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Nautilus AIV, L.P.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [X]

-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                                5     SOLE VOTING POWER

                                      0
   NUMBER OF            -------------------------------------------------------
     SHARES                     6     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                          684,361
      EACH              -------------------------------------------------------
   REPORTING                    7     SOLE DISPOSITIVE POWER
     PERSON
      WITH                            0
                        -------------------------------------------------------
                                8     SHARED DISPOSITIVE POWER

                                      684,361
-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         684,361
-------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [_]
-------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         2.9%

-------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------


                               Page 4 of 23 Pages

CUSIP No.: 811904101

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Nautilus GP, LLC
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [X]

-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                                5     SOLE VOTING POWER

                                      0
   NUMBER OF            -------------------------------------------------------
     SHARES                     6     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                          684,361
      EACH              -------------------------------------------------------
   REPORTING                    7     SOLE DISPOSITIVE POWER
     PERSON
      WITH                            0
                        -------------------------------------------------------
                                8     SHARED DISPOSITIVE POWER

                                      684,361
-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         684,361
-------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [_]
-------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         2.9%

-------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         OO
-------------------------------------------------------------------------------


                               Page 5 of 23 Pages

CUSIP No.:  811904101

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Credit Suisse First Boston Private Equity, Inc.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [X]

-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                                5     SOLE VOTING POWER

                                      0
   NUMBER OF            -------------------------------------------------------
     SHARES                     6     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                          684,361
      EACH              -------------------------------------------------------
   REPORTING                    7     SOLE DISPOSITIVE POWER
     PERSON
      WITH                            0
                        -------------------------------------------------------
                                8     SHARED DISPOSITIVE POWER

                                      684,361
-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         684,361
-------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [_]
-------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         2.9%

-------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         CO
-------------------------------------------------------------------------------


                               Page 6 of 23 Pages

CUSIP No.:  811904101

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Merkur-Nautilus Holdings, LLC
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [X]

-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                                5     SOLE VOTING POWER

                                      0
   NUMBER OF            -------------------------------------------------------
     SHARES                     6     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                          684,361
      EACH              -------------------------------------------------------
   REPORTING                    7     SOLE DISPOSITIVE POWER
     PERSON
      WITH                            0
                        -------------------------------------------------------
                                8     SHARED DISPOSITIVE POWER

                                      684,361
-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [X]
-------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0

-------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         OO
-------------------------------------------------------------------------------


                               Page 7 of 23 Pages

CUSIP No.:  811904101

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Turnham-Nautilus Holdings, LLC
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [X]

-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
                                5     SOLE VOTING POWER

                                      0
   NUMBER OF            -------------------------------------------------------
     SHARES                     6     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                          684,361
      EACH              -------------------------------------------------------
   REPORTING                    7     SOLE DISPOSITIVE POWER
     PERSON
      WITH                            0
                        -------------------------------------------------------
                                8     SHARED DISPOSITIVE POWER

                                      684,361
-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [X]
-------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0

-------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         OO
-------------------------------------------------------------------------------


                               Page 8 of 23 Pages

CUSIP No.:  811904101

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Martin Merkur
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [X]

-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------------------------------------------------------------------
                                5     SOLE VOTING POWER

                                      0
   NUMBER OF            -------------------------------------------------------
     SHARES                     6     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                          684,361
      EACH              -------------------------------------------------------
   REPORTING                    7     SOLE DISPOSITIVE POWER
     PERSON
      WITH                            0
                        -------------------------------------------------------
                                8     SHARED DISPOSITIVE POWER

                                      684,361
-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [X]
-------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0

-------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------


                               Page 9 of 23 Pages

CUSIP No.:  811904101

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Robert C. Turnham, Jr.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [X]

-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------------------------------------------------------------------
                                5     SOLE VOTING POWER

                                      0
   NUMBER OF            -------------------------------------------------------
     SHARES                     6     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                          684,361
      EACH              -------------------------------------------------------
   REPORTING                    7     SOLE DISPOSITIVE POWER
     PERSON
      WITH                            0
                        -------------------------------------------------------
                                8     SHARED DISPOSITIVE POWER

                                      684,361
-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [X]
-------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0
-------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------


                              Page 10 of 23 Pages

CUSIP No.:  811904101

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         W.M. Craig
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [X]

-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------------------------------------------------------------------
                                5     SOLE VOTING POWER

                                      0
   NUMBER OF            -------------------------------------------------------
     SHARES                     6     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                          684,361
      EACH              -------------------------------------------------------
   REPORTING                    7     SOLE DISPOSITIVE POWER
     PERSON
      WITH                            0
                        -------------------------------------------------------
                                8     SHARED DISPOSITIVE POWER

                                      684,361
-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [X]
-------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0
-------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------


                              Page 11 of 23 Pages

CUSIP No.:  811904101

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Credit Suisse
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                        (b) [X]

-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Switzerland
-------------------------------------------------------------------------------
                                5     SOLE VOTING POWER

                                      13,244
                        -------------------------------------------------------
   NUMBER OF                    6     SHARED VOTING POWER
     SHARES
  BENEFICIALLY                        684,361
    OWNED BY            -------------------------------------------------------
      EACH                      7     SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                           13,244
      WITH              --------------------------------------------------------
                                8     SHARED DISPOSITIVE POWER

                                      684,361
-------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         13,244

-------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                        [X]

-------------------------------------------------------------------------------
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.0005%
-------------------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON

           BK
-------------------------------------------------------------------------------


                              Page 12 of 23 Pages

ITEM 1.     NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      (a)   Name of Issuer:SEACOR Holdings Inc. (the "Company")

            (b)   Address of Issuer's Principal Executive Offices:

                  11200 Richmond Avenue, Suite 400
                  Houston, TX 77082-2638

ITEM 2.     PERSON FILING:

(a)   Name of Person Filing:

          Nautilus Acquisition, L.P. ("Nautilus")
          Nautilus Intermediary, L.P. ("Nautilus Intermediary")
          Nautilus AIV, L.P. ("Nautilus AIV")
          Nautilus GP, LLC ("Nautilus Special GP")
          Credit Suisse First Boston Private Equity, Inc. ("CSFBPE" and, together with Nautilus, Nautilus Intermediary, Nautilus AIV and Nautilus Special GP, the "Nautilus Entities")
          Merkur-Nautilus Holdings, LLC ("Merkur-Nautilus") Turnham-Nautilus Holdings, LLC ("Turnham-Nautilus")
          Martin Merkur ("Merkur")
          Robert C. Turnham, Jr. ("Turnham")
          W.M. Craig ("Craig")
          Credit Suisse, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the "Investment Banking division"), the Alternative Investments business (the "AI Business") within the Asset Management division (the "Asset Management division") and the U.S. private client services business (the "U.S. PCS Business") within the Private Banking division (the "Private Banking division") (as defined in Exhibit I) (the "CS Entities").

      Nautilus, Nautilus Intermediary, Nautilus AIV, Nautilus Special GP, CSFBPE, Merkur-Nautilus, Turnham-Nautilus, Merkur, Turnham, Craig and the CS Entities are referred to, collectively, as the "Reporting Persons." For a description of the Reporting Persons, see Exhibit I.

(b)   Address of Principal Business Office or, if none, Residence:

            The address of the principal business office of each of the Nautilus Entities other than Nautilus Special GP is:

            c/o Credit Suisse First Boston Private Equity, Inc.
            Eleven Madison Avenue, New York, New York 10010


            The address of the principal business office of Nautilus Special GP, Turnham-Nautilus and Turnham is:

            808 Travis Street, Suite 1320
            Houston, Texas 77002


            The address of the principal business office of Merkur-Nautilus and Merkur is:

            2188 Clover Court
            East Meadow, New York 11554


            The address of Craig is:

            1716 NW Farewell Drive
            Bend, Oregon

                              Page 13 of 23 Pages

            The address of the principal business office of the Bank is:

            Uetlibergstrasse 231
            P.O. Box 900
            CH 8070 Zurich, Switzerland


(c)   Citizenship:

            The Nautilus Entities, Merkur-Nautilus and Turnham-Nautilus are organized under the laws of the State of Delaware. The Bank is organized under the laws of Switzerland. Messrs. Merkur, Turnham and Craig are citizens of the United States of America.

(d)   Title of Class of Securities:

            Common Stock, par value $.01 per share (the "Common Stock")

(e)   CUSIP Number:

            811904101

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR
(C), CHECK WHETHER THE PERSON FILING IS A:

      (a)   [_]   Broker or dealer registered under Section 15 of the Exchange
                  Act

      (b)   [_]   Bank as defined in Section 3(a)(6) of the Exchange Act

      (c)   [_]   Insurance company as defined in Section 3(a)(19) of the
                  Exchange Act

      (d)   [_]   Investment company registered under Section 8 of the
                  Investment Company Act

      (e)   [_]   An investment adviser in accordance with Rule
                  13d-1(b)(1)(ii)(E)

      (f)   [_]   An employee benefit plan or endowment fund in accordance with
                  Rule 13d-1(b)(1)(ii)(F)

      (g)   [_]   A parent holding company or control person in accordance with
                  Rule 13d-1(b)(1)(ii)(G)

      (h)   [_]   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act

      (i)   [_]   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act

      (j)   [_]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

ITEM 4.     OWNERSHIP.

ITEM 4(a):  AMOUNT BENEFICIALLY OWNED:

      See response to Item 9 on each cover page, and the information set forth below.

ITEM 4(b):  PERCENT OF CLASS:

      See response to Item 11 on each cover page, and the information set forth below.



                              Page 14 of 23 Pages

ITEM 4(c):  Number of shares as to which the Reporting Person has:

      (i)   sole power to vote or direct the vote:

            See response to Item 5 on each cover page, and the information set forth below.

      (ii)  shared power to vote or to direct the vote:

            See response to Item 6 on each cover page, and the information set forth below.

      (iii)sole power to dispose of or to direct the disposition of:

            See response to Item 7 on each cover page, and the information set forth below.

      (iv)  shared power to dispose of or to direct the disposition of:

            See response to Item 8 on each cover page, and the information set forth below.

      As of the date of this filing, each of the Nautilus Entities has shared dispositive power and shared voting power with respect to 684,361 shares of Common Stock held by Nautilus. However, the partnership agreements of each of Nautilus, Nautilus Intermediary and Nautilus AIV grant, directly or indirectly, the ultimate voting power with respect to the shares of Common Stock held by Nautilus and dispositive power with respect to the shares of Common Stock held by Nautilus to Nautilus Special GP. While the CS Entities (excluding CSFBPE) disclaim beneficial ownership of the shares of Common Stock to which this statement relates, as a result of their relationship to the Nautilus Entities, under the Exchange Act such entities may be deemed to beneficially own such shares. In addition, Credit Suisse Securities (USA) LLC ("CS Sec USA LLC"), a CS Entity and a Delaware limited liability company and a registered broker-dealer that effects trades in many companies, including the Company, beneficially owns 9,13,244 shares of Common Stock over which each of the Reporting Persons, other than the Bank, expressly disclaims beneficial ownership. CSG (as defined in Exhibit I), for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the CS Entities. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division, the Private Banking division and the Winterthur division, each as defined in Exhibit I) may beneficially own shares of Common Stock to which this statement relates and such shares of Common Stock are not reported in this statement. CSG disclaims beneficial ownership of shares of Common Stock to which this statement relates that are beneficially owned by its direct and indirect subsidiaries, including the Nautilus Entities and the CS Entities. Each of the Asset Management division, the Private Banking division and the Winterthur division disclaims beneficial ownership of the shares of Common Stock to which this statement relates that are beneficially owned by the Bank and the CS Entities.

      The Nautilus Entities and the CS Entities disclaim beneficial ownership of shares of Common Stock beneficially owned by CSG, the Asset Management division, the Private Banking division and the Winterthur division. Due to their interest in Nautilus Special GP, Merkur-Nautilus, Turnham-Nautilus and Craig may be deemed to beneficially own the shares of Common Stock held by Nautilus.

      Due to their interests in Merkur-Nautilus and Turnham Nautilus, respectively, Merkur and Turnham may be deemed to beneficially own the shares of Common Stock held by Nautilus. Merkur-Nautilus, Turnham-Nautilus, Merkur, Turnham and Craig disclaim beneficial ownership of such shares of Common Stock held by Nautilus.




ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ X ].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Not applicable.



                              Page 15 of 23 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      See Exhibit I.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10.    CERTIFICATION.

      (a)   Not applicable.

      (b) By signing below the undersigned certifies that, to the best of its or his (as the case may be) knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                              Page 16 of 23 Pages

                               SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 March 20, 2007                 NAUTILUS ACQUISITION, L.P.

                                      By:  NAUTILUS INTERMEDIARY, L.P., its
                                           General Partner

                                      By:  NAUTILUS AIV, L.P., its General
                                           Partner

                                      By:  Nautilus GP, LLC, its managing
                                           general partner

                                      By:  Turnham-Nautilus Holdings, LLC,
                                           Class A Member and Authorized
                                           Signatory

                                      By:   /s/  Robert C. Turnham, Jr.
                                         ---------------------------------------
                                         Name:   Robert C. Turnham, Jr.
                                         Title:  Member and Authorized Signatory


March 20, 2007                  NAUTILUS INTERMEDIARY, L.P.

                                      By:  NAUTILUS AIV, L.P., its General
                                           Partner

                                      By:  Nautilus GP, LLC, its managing
                                           general partner

                                      By:  Turnham-Nautilus Holdings, LLC,
                                           Class A Member and Authorized
                                           Signatory

                                      By:   /s/  Robert C. Turnham, Jr.
                                         ---------------------------------------
                                         Name:   Robert C. Turnham, Jr.
                                         Title:  Member and Authorized Signatory


March 20, 2007                  NAUTILUS AIV, LP

                                      By:  Nautilus GP, LLC, its managing
                                           general partner

                                      By:  Turnham-Nautilus Holdings, LLC,
                                           Class A Member and Authorized
                                           Signatory

                                      By:   /s/  Robert C. Turnham, Jr.
                                         ---------------------------------------
                                         Name:   Robert C. Turnham, Jr.
                                         Title:  Member and Authorized Signatory


March 20,2007                   NAUTILUS GP, LLC

                                      By:  Turnham-Nautilus Holdings, LLC,
                                           Class A Member and Authorized
                                           Signatory

                                      By:   /s/  Robert C. Turnham, Jr.
                                         ---------------------------------------
                                         Name:   Robert C. Turnham, Jr.
                                         Title:  Member and Authorized Signatory



                              Page 17 of 23 Pages

March 20, 2007                  CREDIT SUISSE FIRST BOSTON
                                        PRIVATE EQUITY, INC.

                                      By:   /s/  Ivy B. Dodes
                                         ---------------------------------------
                                         Name:  Ivy B. Dodes
                                         Title: Vice President

March 20, 2007                 CREDIT SUISSE

                                      By:   /s/  Ivy B. Dodes
                                         ---------------------------------------
                                         Name:  Ivy B. Dodes
                                         Title: Managing Director


March 20, 2007                 MERKUR-NAUTILUS HOLDINGS, LLC

                                      By:   /s/  Martin Merkur
                                         ---------------------------------------
                                         Name:   Martin Merkur
                                         Title:  Member


March 20, 2007                 TURNHAM-NAUTILUS HOLDINGS, LLC

                                      By:   /s/  Robert C. Turnham, Jr.
                                         ---------------------------------------
                                         Name:   Robert C. Turnham, Jr.
                                         Title:  Member


March 20, 2007                             /s/  Martin Merkur
                                      ---------------------------------------
                                      Martin Merkur



March 20, 2007                             /s/  Robert C. Turnham, Jr.
                                      ---------------------------------------
                                      Robert C. Turnham, Jr.


March 20, 2007                             /s/  W.M. Craig
                                      ---------------------------------------
                                      W.M. Craig




                              Page 18 of 23 Pages

EXHIBIT INDEX

      Exhibit No.             Document
      -----------             --------


           I Identification and Classification of Members of the Group


           II          Agreement as to Joint Filing of Schedule
                       13G/A, dated March 20, 2007.












                              Page 19 of 23 Pages

                                    Exhibit I

      Nautilus is a Delaware limited partnership which was formed originally to purchase securities of Seabulk International, Inc. ("Seabulk"). Such securities were subsequently converted into cash and shares of Common Stock of the Company in connection with the merger among the Company, SBLK Acquisition Corp., Corbulk LLC and Seabulk, and are the shares of Common Stock to which this Schedule 13G/A relates. Nautilus Intermediary is the general partner of Nautilus.

      Nautilus Intermediary is a Delaware limited partnership which was formed to be the general partner of Nautilus. Nautilus AIV is the general partner of Nautilus Intermediary.

      Nautilus AIV is a Delaware limited partnership which was formed as an alternative investment vehicle for certain limited partners of DLJ Merchant Banking Partners III, L.P. ("Partners III"). Nautilus Special GP is the managing general partner of Nautilus AIV and will have exclusive management rights and decision making authority (including voting and dispositive power) with respect to the investment in the Company. The members of Nautilus Special GP are Merkur-Nautilus, Turnham-Nautilus, Craig and CSFBPE. DLJ Merchant Banking III, L.P. ("MBP III LP"), is also a general partner of Nautilus AIV, however, it does not have any decision making authority (including voting and dispositive power) with respect to the investment in the Company. Partners III is a Delaware limited partnership which makes investments for long-term appreciation whose Associate General Partner is MBP III LP and whose Managing General Partner is DLJ Merchant Banking III, Inc., a Delaware corporation ("MPIII Inc."). CSFBPE is the sole stockholder of MPIII Inc.

      CSFBPE is a Delaware corporation. CSFBPE's principal business is as a holding company of private equity businesses for Credit Suisse (as defined below).

      Merkur-Nautilus is a Delaware limited liability company. Merkur-Nautilus's principal business is to serve as a member of Nautilus Special GP. Merkur is the sole member of Merkur-Nautilus. Merkur is a director and Senior Vice President of Merchandising for Fortunoff. Merkur-Nautilus and Merkur each disclaim any beneficial ownership of the shares of Common Stock to which this statement relates.

      Turnham-Nautilus is a Delaware limited liability company.
Turnham-Nautilus's principal business is to serve as a member of Nautilus Special GP. Turnham is the sole member of Turnham-Nautilus. Turnham is President of Goodrich Petroleum Corporation. Turnham-Nautilus and Turnham each disclaim any beneficial ownership of the shares of Common Stock to which this statement relates.

      Craig is a citizen of the United States and is retired. Craig disclaims any beneficial ownership of the shares of Common Stock to which this statement relates.

      In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13G/A is being filed by Credit Suisse (the "Bank"), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the "Investment Banking division"), the Alternative Investments business (the "AI Business") within the Asset Management division (the "Asset Management division") and the U.S. private client services business (the "U.S. PCS Business") within the Private Banking division (the "Private Banking division") (the "Reporting Person"). The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

      The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products. The Bank is comprised of the Investment Banking division, the Asset Management division and the Private Banking division. The Investment Banking division provides financial advisory and capital raising services and sales and trading to institutional, corporate and government clients worldwide. The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide and offers products across a broad range of investment classes, including alternative investments. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

      CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those


                              Page 20 of 23 Pages
subsidiaries that constitute the Asset Management division (other than the AI Business) (the "Traditional AM Business") and the Private Banking division (other than the U.S. PCS Business) (the "Non-U.S. PB Business")) may beneficially own securities to which this Schedule 13G/A relates (the "Shares") and such Shares are not reported in this Schedule 13G/A. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Traditional AM Business and the Non-U.S. PB Business disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, the Traditional AM Business and the Non-U.S. PB Business























                              Page 21 of 23 Pages

                                   Exhibit II

                             Joint Filing Agreement

                                 March 20, 2007

            In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01, of SEACOR Holdings Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

NAUTILUS ACQUISITION, L.P.                 NAUTILUS INTERMEDIARY, L.P.

By:   NAUTILUS INTERMEDIARY L.P., its      By:   NAUTILUS AIV, L.P., its
      General Partner                            General Partner

By:   NAUTILUS AIV, L.P., its              By:   Nautilus GP, LLC, its
      General Partner                            managing general partner

By:   Nautilus GP, LLC, its                By:   Turnham-Nautilus Holdings, LLC
      managing general partner                   Class A Member and Authorized
                                                 Signatory
By:   Turnham-Nautilus Holdings, LLC
      Class A Member and Authorized        By: /s/ Robert C. Turnham, Jr.
      Signatory                               --------------------------------
                                           Name:  Robert C. Turnham, Jr.
By: /s/ Robert C. Turnham, Jr.             Title: Member and Authorized
   ------------------------------                 Signatory
Name:  Robert C. Turnham, Jr.
Title: Member and Authorized               NAUTILUS AIV, L.P.
       Signatory
                                           By:   Nautilus GP, LLC, its managing
                                                 general partner
NAUTILUS GP, LLC
                                           By:   Turnham-Nautilus Holdings, LLC
By:   Turnham-Nautilus Holdings, LLC             Class A Member and Authorized
      Class A Member and Authorized              Signatory
      Signatory
                                           By: /s/ Robert C. Turnham, Jr.
By: /s/ Robert C. Turnham, Jr.                  --------------------------------
   ------------------------------          Name:  Robert C. Turnham, Jr.
Name:  Robert C. Turnham, Jr.              Title: Member and Authorized
Title: Member and Authorized                      Signatory
       Signatory

                                           CREDIT SUISSE FIRST BOSTON PRIVATE
CREDIT SUISSE                              EQUITY, INC.

By:  /s/ Ivy B. Dodes                      By:  /s/ Ivy B. Dodes
   ------------------------------             --------------------------------
Name:  Ivy B. Dodes                        Name:  Ivy B. Dodes
Title: Managing Director                   Title: Vice President


MERKUR-NAUTILUS HOLDINGS, LLC

By:  /s/ Martin Merkur
   ------------------------------
Name:  Martin Merkur
Title: Member

 /s/ Martin Merkur
---------------------------------
Martin Merkur




                              Page 22 of 23 Pages

TURNHAM-NAUTILUS HOLDINGS, LLC

By: /s/ Robert C. Turnham, Jr.
   ------------------------------
Name:  Robert C. Turnham, Jr.
Title: Member

 /s/ Robert C. Turnham, Jr.
---------------------------------
Robert C. Turnham, Jr.


 /s/ W.M. Craig
---------------------------------
W.M. Craig






















                              Page 23 of 23 Pages